UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Gentium S.p.A.

(Name of Issuer)

Ordinary Shares/American Depositary Shares

(Title of Class of Securities)

372501B104

(CUSIP Number)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:

    ☐  Rule 13d-1(b)
    ☐  Rule 13d-1(c)
    ☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Claudio Cavazza
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Italy
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 1,232,838
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,232,838
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,232,838
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.
Percent of Class Represented by Amount in Row (9)

12.7% (based on 9,683,963 Ordinary Shares outstanding as reflected in the Issuer’s form F-1 filed December 30, 2005 and 73,333 Ordinary Shares issuable upon exercise of the 2004 Warrants (as defined below)).

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sigma Tau Finanziaria S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Italy
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 1,232,838
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,232,838
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,232,838
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.
Percent of Class Represented by Amount in Row (9)

12.7% (based on 9,683,963 Ordinary Shares outstanding as reflected in the Issuer’s form F-1 filed December 30, 2005 and 73,333 Ordinary Shares issuable upon exercise of the 2004 Warrants (as defined below)).

12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:
Gentium S.p.A.

Item 1(b).	Address of Issuer's Principal Executive Offices:

Piazza XX Settembre 22079, Villa Guardia (Como), Italy

Item 2(a).	Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

(i)  Claudio Cavazza
(ii) Sigma-Tau Finanziaria SpA ("Sigma-Tau")

Item 2(b).	Address of Principal Business Office:

(i) Claudio Cavazza
Via Sudafrica, 20
Rome, Italy 00144

Item 2(c).	Citizenship:

(i)  Claudio Cavazza is an Italian Citizen.
(ii) Sigma-Tau is an Italian corporation.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, per value €1.00 per share (the “Ordinary Shares”). The Ordinary Shares are listed for trading on The American Stock Exchange in the form of American Depository Shares.

Item 2(e).	CUSIP Number:

372501B104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

This Item 3 is not applicable

Item 4. Ownership:

Claudio Cavazza

(a)	Amount beneficially owned:	1,232,838

(b)	Percent of class:	12.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	1,232,838
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	1,232,838

Sigma Tau

(a)	Amount beneficially owned:	1,232,838

(b)	Percent of class:	12.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	1,232,838
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	1,232,838

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8. Identification and Classification of Members of the Group:

Not Applicable

Item 9. Notice of Dissolution of Group:

Not Applicable

Item 10. Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006
CLAUDIO CAVAZZA

By: /s/ Claudio Cavazza
       Name:  Claudio Cavazza
       Title:    proxy holder authorized

Dated: February 14, 2006
SIGMA TAU FINANZIARIA SPA

By:  /s/ Maurizio Terenzi
       Name:  Maurizio Terenzi
       Title:    Director - proxy holder authorized

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement dated February 14, 2006 by and among, Claudio Cavazza and Sigma Tau Finanziaria SpA,	9

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Gentium S.p.A. dated as of February 14, 2006 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.

Dated: February 14, 2006
CLAUDIO CAVAZZA

By: /s/ Maurizio Terenzi
       Name:  Maurizio Terenzi
       Title:  proxy holder authorized

Dated: February 14, 2006
SIGMA TAU FINANZIARIA SPA

By: /s/ Maurizio Terenzi
       Name:  Maurizio Terenzi
       Title:  Director - proxy holder authorized